SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 19, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2007

Buenos Aires, Argentina, February 19, 2008 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today its results for the fourth quarter period and for the year ended December 31, 2007 (“4Q07”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.168.7 million. This result was 92%, or Ps.80.7 million, higher than 3Q07’s Ps.88.0 million. The annualized 4Q07 ROAE and ROAA reached 26.2% and 3.5%, respectively. FY2007 net income amounted to Ps.495.2 million, or Ps.71 million (17%), above FY2006 net income of Ps.424.3 million.

•	Banco Macro’s 2007 operating result of Ps.545.4 million climbed Ps.138.1 million, or 34%, compared to 2006’s operating result of Ps.407.3 million.

•	The Bank’s net interest income was Ps.358.7 million, increasing 54% quarter on quarter (“QoQ”), on the back of higher bonds’ and loans’ interest income.

•
Banco Macro’s financing to the private sector also showed an attractive growth of 8% QoQ, or Ps.742.7 million and 63% YoY, or Ps.3.83 billion. Personal loans, which represent a strategic product for the Bank, once again led private loan portfolio growth. This product grew 16% QoQ and 124% YoY.

•
Total deposits picked up 1% QoQ, or Ps.118.6 million, totalling Ps.13.6 billion and represented 80% of the Bank’s liabilities. The highest growth in private sector funding was in sight deposits (current accounts, 10% and saving accounts, 7%).

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.81 billion (26.8% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 55.1% of total deposits.

•	In 4Q07, Banco Macro’s PDLs to total loans ratio was 1.53% and the coverage ratio reached 164.3%.

RESULTS

Earnings per share were Ps.0.25, 14% higher compared to 4Q06’s Ps.0.22, and 92% above 3Q07’s Ps.0.13.

EARNINGS PER SHARE	MACRO consolidated
	IV06	I07	II07	III07	IV07

Net income (M $)	147.1	123.2	115.3	88.0	168.7
Average shares outstanding (M)	683.9	683.9	683.9	683.9	683.9
Book value per share ($)	3.38	3.56	3.58	3.71	3.96
Earnings per share ($)	0.22	0.18	0.17	0.13	0.25

Banco Macro’s 4Q07 net income rose by 15% YoY to Ps.168.7 million from last year’s level of Ps.147.1 million. When compared to 3Q07, the Bank’s net income increased Ps.80.7 million, or 92%, mainly due to the increase in financial income (driven by the recovery in its bond portfolio income and the increase in interests from loans) and in fee income (see Financial Income, Financial Expenses, Net Fee Income and Administrative Expense tables).

In FY2007, Banco Macro posted net income of Ps. 495.2 million, or Ps.70.9 million (17%) higher when compared with the Ps.424.3 million earned in FY2006.

In addition, the bank’s FY2007 operating result of Ps.545.4 million climbed Ps.138.1 million, or 34%, when compared with FY2006 operating result of $407.3 million.

The Bank’s 4Q07 ROAE was 26.2%. Additionally, the obtained ROAE has a higher value considering the low leverage of Banco Macro’s balance sheet (7.3x assets to equity ratio).

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Net financial income	238.8	259.6	233.8	233.0	358.7
Provision for loan losses	-17.4	-17.3	-14.6	-29.8	-33.0
Net fee income	114.5	114.7	121.1	125.6	150.6
	335.9	357.0	340.3	328.8	476.3
Administrative expense	-210.1	-217.6	-229.0	-235.4	-275.0
	125.8	139.4	111.3	93.4	201.3
Minority interest	-1.4	-0.9	-0.2	-0.3	-0.6
Net other income	53.1	-1.2	28.1	11.6	5.7
Earnings before income tax	177.5	137.3	139.2	104.7	206.4
Income tax	-30.4	-14.1	-23.9	-16.7	-37.7
NET INCOME	147.1	123.2	115.3	88.0	168.7

The Bank’s financial income of Ps.629.8 million increased 73% YoY, or Ps.264.7 million, and 43% QoQ or Ps.189.8 million.

4Q07 Results	Page 2 of 21

This attractive performance was mainly driven by the recovery in the Bank’s bond portfolio income and the increase in interest on loans.

The former increased Ps.106.9 million, or 127% QoQ, explained by an significant recovery in Central Bank’s Note prices (NOBACs). Moreover, bond portfolio income represented 30% of total financial income. It is important to highlight that Banco Macro values its entire bond portfolio at market value.

Interest on loans rose Ps.69.6 million, or 25% QoQ, and represented 55% of total financial income. This performance was in line with the sustained private sector loan growth (please refer to Private Sector Financing section). Within this segment, interests on overdrafts and documents increased by 35% QoQ while interest on other loans (including interests on personal loans) grew 22% QoQ.

Finally, CER-adjusted income increased Ps.24.2 million, or 384%, explained mainly by guaranteed loans results and by the CPI evolution (in 4Q07, CER index variation was 2.30% while it was 1.50% in 3Q07).

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Interest on cash and due from banks	3.3	5.2	2.8	6.6	5.3
Interest on loans to the financial sector	6.3	10.0	12.1	5.2	4.8
Interest on overdrafts	43.1	40.0	41.2	47.5	63.9
Interest on documents	21.9	23.9	27.9	37.1	50.2
Interest on mortgages	15.2	14.3	14.8	17.6	21.4
Interest on pledges	12.5	12.2	12.0	12.5	14.7
Interest on credit cards	10.3	11.6	13.0	13.7	17.4
Interest on other loans	88.3	100.4	115.0	140.9	171.7
Interest on other receivables from finan. interm.	4.3	4.2	4.8	5.7	3.8
Income from government & private securities (1)	97.7	126.5	86.6	84.4	191.3
Net options results	-0.6	0.0	1.0	0.5	0.1
Results of guaranteed loans	8.9	8.9	8.8	14.4	2.9
CER adjustment (2)	22.2	24.6	16.7	6.3	30.5
CVS adjustment	0.8	0.4	0.5	0.4	0.3
Difference in Foreign Exchange	9.1	2.7	15.5	13.8	16.8
Other	21.8	32.6	30.4	33.4	34.7

Total financial income	365.1	417.5	403.1	440.0	629.8

(1) Income from government & private securities
LEBAC / NOBAC	69.0	99.7	69.5	73.4	173.5
Other	28.7	26.8	17.1	11.0	17.8
TOTAL	97.7	126.5	86.6	84.4	191.3

(2) CER adjustment
Cer Other Bonds	-0.3	0.0	0.0	0.0	0.0
Guaranteed loans	17.3	21.6	14.6	5.0	28.7
Cer Compensation Bond	0.0	0.0	0.0	0.0	0.0
Loans to the private sector	2.9	2.3	1.8	1.0	1.2
Other	2.3	0.7	0.3	0.3	0.6
TOTAL	22.2	24.6	16.7	6.3	30.5

4Q07 Results	Page 3 of 21

Banco Macro’s 4Q07 financial expenses of Ps.271.1 million climbed 115% YoY and 31% QoQ mainly driven by interest on deposits.

In 4Q07, interest on deposits represented 59% of total financial expenses and grew 89% YoY and 26% QoQ. The increase was due to higher interests on time deposits, which rose Ps.31.4 million or 26% QoQ. This can be traced to the increase in the system’s funding cost in 4Q07 (see Funding-deposits section).

“Other interest expenses” showed a significant growth of Ps.25.3 million, mainly due to adjustments in guaranteed loans portfolio.

Expenses originated by CER-adjustments increased Ps.2.8 million QoQ, or 37%, due to the CPI evolution.

Finally, Banco Macro’s 4Q07’s net interest income was Ps.358.7 million, Ps.125.7 million or 54% higher than 3Q07.

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Interest on checking accounts	4.7	5.3	4.6	5.3	4.8
Interest on saving accounts	2.0	2.1	2.3	2.7	4.3
Interest on time deposits	77.9	89.7	97.7	119.3	150.7
Interest on loans from the financial sector	0.3	0.1	1.0	1.4	2.1
Interest on other loans from the financial sector	3.5	9.8	17.7	21.6	21.6
Interest on subordinated notes	0.0	13.7	12.5	11.7	12.0
Other Interest	4.1	3.0	2.8	2.6	1.4
CER adjustments (3)	13.4	15.4	10.3	7.6	10.4
Deposits guarantee fond	3.1	4.3	7.3	2.5	6.1
Other Interest	17.3	14.3	13.3	32.3	57.6

Total Financial Expenses	126.3	157.7	169.5	207.0	271.1

(3) CER adjustments
Time deposits CER adjusted	3.6	3.5	2.5	1.8	2.4
Advance for Boden purchase	4.6	10.8	6.9	5.1	7.0
Other	5.3	1.1	0.9	0.7	1.0
TOTAL	13.5	15.4	10.3	7.6	10.4

Banco Macro’s net fee income of Ps.150.6 million rose by 32%, or Ps.36.1 million, from last year’s level of Ps.114.5 million. On a quarterly basis, the Bank showed a 20% increase explained by Ps.24.7 million or 15% higher fee income, while fee expenses remained flat compared to 3Q07. Within fee income, the most significant growth was in debit and credit card income that rose Ps.23.0 million QoQ, or 127%, and credit-related fees, which increased Ps.2.2 million QoQ, or 16%.

4Q07 Results	Page 4 of 21

NET FEE INCOME	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Fee charges on deposit accounts	97.9	96.7	103.6	115.2	107.1
Debit and credit card income	22.6	16.5	16.9	18.1	41.1
Other fees related to foreign trade	3.2	4.3	3.8	3.9	3.9
Credit-related fees	11.7	12.9	11.7	13.6	15.8
Lease of safe-deposit boxes	-3.8	3.1	3.4	3.8	3.7
Other	11.1	13.4	13.9	14.1	21.8
Total fee income	142.7	146.9	153.3	168.7	193.4

Total fee expenses	28.2	32.2	32.2	43.1	42.8

Net fee income	114.5	114.7	121.1	125.6	150.6

In 4Q07, Banco Macro’s administrative expenses of Ps.275.0 million grew by 17% compared to the previous quarter’s level of Ps.235.4 million and 31% on a YoY basis.

The quarterly increase was explained by higher personnel expenses of Ps.18.8 million. This was explained to one-time bonuses paid to employees in relation to the merger with NBS and year-end bonuses In addition, there was an increase in the provisioning for directors and statutory auditor’s fees, and an increase in advertising and publicity expense.

Nevertheless, Banco Macro’s efficiency ratio (expenses / net financial and net fee income) improved to 54% from 3Q07’s level of 65.6%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Personnel expenses	132.0	137.7	138.1	147.2	166.0
Fees to directors & statutory auditors	3.0	3.5	14.8	3.8	15.6
Other profesional fees	11.5	9.6	9.1	9.5	14.2
Advertising & publicity	10.0	9.5	10.4	13.8	16.6
Taxes	3.2	3.1	2.9	3.8	3.7
Equipment depreciation	9.4	9.8	9.9	10.5	12.5
Organization expenses amortization	3.9	3.8	4.0	4.5	5.6
Other operating expenses	33.0	35.5	35.1	37.5	36.1
Other	4.1	5.0	4.7	4.7	4.8
Total Administrative Expenses	210.1	217.6	229.0	235.4	275.0

Total Employees	7.585	7.635	7.767	7.848	7.868
Branches	433	429	428	428	427

The Bank’s net other income totalled Ps.5.7 million, Ps.5.9 million or 51% lower than 3Q07. This decrease can be explained by lower loan loss recoveries and reversal of provisions, which declined by Ps.14.8 million QoQ, or 41%. This was partially compensated by an increase in other income which rose Ps.8.2 million or 104% QoQ.

Other expense remained at similar levels than the previous quarter.

4Q07 Results	Page 5 of 21

NET OTHER INCOME	MACRO consolidated
Other Income	IV06	I07	II07	III07	IV07
Penalty interest	2.1	1.4	1.5	2.2	2.5
Recovered loans and allowances reversed	98.8	27.4	49.1	35.7	20.9
Other	6.0	5.5	13.3	7.9	16.1
Total Other Income	106.9	34.3	63.9	45.8	39.5

Other Expense
Uncollected charges for other loans and other provisions	13.2	4.7	1.1	5.6	4.2
Difference in amparos amortization	5.6	5.7	5.9	8.7	9.0
Depreciation and loss of other assets	0.6	3.0	0.9	0.9	0.5
Goodwill amortization	1.6	2.3	2.3	2.3	2.3
Other Expense	32.8	19.8	25.6	16.7	17.8
Total Other Expense	53.8	35.5	35.8	34.2	33.8

Net Other Income	53.1	-1.2	28.1	11.6	5.7

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued growing at attractive rates (63% YoY, or Ps.3.83 billion, and 8% QoQ, or Ps. 742.7 million), adding the Bank’s personal financial trust and leasing portfolio (65% YoY and 10% QoQ), netting the effects related to the Bank’s liquidity management policy (advances to AAA companies).

In FY2007, the Bank’s lending portfolio expansion resulted in 84% increase in consumer loans and 55% increase in corporate (including SMEs) loans. Personal loans rose 16% QoQ, or Ps.444.3 million, and 124% YoY, or Ps.1.78 billion. It is important to highlight that Banco Macro has 90% of its personal loans extended to payroll accounts. Moreover, credit card loans increased by 14% QoQ, or Ps.86.4 million, and 45% YoY, or Ps.224.1 million. In addition, discounted documents portfolio increased Ps.134.5 million, or 14%, and other loans (where collateralized loans to SME are accounted) increased by 8% QoQ, or Ps.134.1 million.

4Q07 Results	Page 6 of 21

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV06	I07	II07	III07	IV07	Q o Q	Y o Y

Overdrafts (total)	1,103.3	1,015.3	981.5	1,437.0	1,504.7	5%	36%
Overdrafts	675.9	581.1	674.5	760.2	934.8
AAA (liquidity administration)	427.4	434.2	307.0	676.8	569.9
Discounted documents	543.7	575.0	638.4	947.2	1,081.7	14%	99%
Mortgages	426.1	447.7	477.2	575.3	619.8	8%	45%
Pledges	300.9	294.1	291.7	324.3	348.0	7%	16%
Consumer	1,431.1	1,761.8	2,167.3	2,763.2	3,207.5	16%	124%
Credit Cards	497.9	538.0	589.6	635.6	722.0	14%	45%
Others	1,131.3	1,379.2	1,441.1	1,584.9	1,719.0	8%	52%
Total credit to the private sector	5,434.3	6,011.1	6,586.8	8,267.5	9,202.7	11%	69%
Financial trusts	373.7	489.1	482.1	537.0	345.2	-36%	-8%
Leasing	282.1	310.7	331.1	373.6	372.9	0%	32%
Total credit w/ f. trusts and leasing	6,090.1	6,810.9	7,400.0	9,178.1	9,920.8	8%	63%

Total credit w/o liquidity administration	5,662.7	6,376.7	7,093.0	8,501.3	9,350.9	10%	65%

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio decreased to 6.0% from last year’s level of 11.2%

This level is considerably lower than the 16% system’s average, a consequence of the “crowding in” effect that has been going on in Argentina’s banking sector.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07	Val

LEBAC / NOBAC B.C.R.A.	2,373.5	3,449.7	3,670.9	3,853.6	3,268.7	VM
Secured bonds	0.1	0.0	0.0	0.0	0.0	VM
Other	286.0	243.0	357.2	268.2	311.6	VM
Government securities	2,659.6	3,692.7	4,028.1	4,121.8	3,580.3
Guaranteed loans	771.4	793.5	763.1	750.2	730.0	A3911
Provincial loans	0.3	1.2	0.2	0.4	0.4	VP
Government securities loans	2.5	11.1	8.8	14.5	7.0	VM
Loans	774.1	805.8	772.1	765.1	737.4
Purchase of government bonds	548.5	207.8	190.6	111.0	125.8	VM
Other receivables for financial intermediation	548.5	207.8	190.6	111.0	125.8
Boden 2005, 2007, 2008, 2012 & 2013 to collect	16.9	17.4	15.7	14.5	21.9	VM
Other receivables	16.9	17.4	15.7	14.5	21.9

TOTAL ASSETS	3,999.1	4,723.7	5,006.5	5,012.4	4,465.4

TOTAL LIABILITIES	551.4	852.7	831.7	642.9	470.0

Net exposure	3,447.8	3,871.0	4,174.8	4,369.5	3,995.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,625.6	1,274.0	1,335.6	1,158.8	1,196.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	11.2%	7.6%	7.4%	5.9%	6.0%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	7.4%	2.5%	2.8%	2.6%	3.7%

4Q07 Results	Page 7 of 21

FUNDING

Deposits

Banco Macro’s deposit base reached Ps.13.6 billion, and is the most important source of funds for the Bank (and 80% of total liabilities). Total deposits only grew by 1% QoQ, or Ps.118.6 million.

Private sector deposits grew 3% or Ps.384.5 million QoQ. This expansion was mainly explained by current and savings accounts, which grew Ps.229.7 million or 10% and Ps.176.6 million or 7% QoQ, respectively.

In the quarter, time deposits portfolio represented 43% of the Bank’s total deposit base.

Finally, public sector deposits decreased 13% or Ps.269.8 million QoQ.
DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 06	I 07	II 07	III 07	IV 07	quarterly	annual

Public sector	1,295.6	1,247.1	1,650.1	2,043.9	1,774.1	-13%	37%

Financial sector	5.1	6.0	9.4	9.3	13.3	43%	161%

Private sector	8,770.3	9,730.5	10,363.0	11,419.2	11,803.7	3%	35%
Current accounts	1,876.2	2,085.0	2,415.8	2,370.0	2,599.7	10%	39%
Savings accounts	2,097.4	2,070.8	2,261.8	2,603.8	2,780.4	7%	33%
Time deposits	4,381.0	5,140.8	5,176.3	5,947.8	5,907.0	-1%	35%
Other	415.7	433.9	509.1	497.7	516.6	4%	24%
TOTAL	10,071.0	10,983.6	12,022.5	13,472.5	13,591.1	1%	35%

Other sources of funds

The Bank’s other sources of funds increased by 5% QoQ, or Ps.206.6 million.

This increase can be principally explained by higher inter-bank loans received, whch rose Ps.30 million QoQ, or 23%. In addition, interest payments of Ps.16.6 million on Class 3 Unsubordinated Notes on December 2007 were offset by monthly interest accrual of Class 2 Unsubordinated Notes, resulting in a net increase of Ps.12.5 million, or 2%, in the quarter. These were compensated by a decrease in Subordinated Notes balance of Ps.10.8 million, due to interest payments of Class 1 Notes in December 2007.

OTHER FUNDING	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Central Bank	386.2	394.1	402.7	339.0	347.9
Banks and international institutions	182.4	163.7	166.1	167.6	164.8
Financing received from Argentine financial institutions	68.2	57.4	92.2	130.3	160.3
Subordinated corporate bonds	507.8	526.3	481.0	501.5	490.7
Unsubordinated corporate bonds	0.0	465.7	790.2	787.0	799.5
Shareholders´ equity	2,315.0	2,438.2	2,450.9	2,538.9	2,707.7
Total Funding	3,459.6	4,045.4	4,383.1	4,464.3	4,670.9

4Q07 Results	Page 8 of 21

Banco Macro’s average cost of funds reached 5.6% as of December 2007, one of the lowest in Argentina’s banking sector. The increase in the system’s interest rate in the fourth quarter had little impact in our funding cost (only 63 b.p.) since 57% of Banco Macro’s deposits are transactional accounts (current and saving accounts).

LIQUID ASSETS

The Bank’s liquid assets decreased by 7% QoQ, or Ps.554.5 million, mainly due to a Ps.1.1 billion decline in LEBAC and NOBAC portfolio in the quarter. These funds were partially turned into cash, (which increased Ps.549.8 million QoQ) and the rest was allocated to financing the Bank’s loan portfolio growth.

Banco Macro’s liquid asset to deposits ratio remained at 55.1%, slightly lower than 3Q07’s level of 59.7%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Cash	2,626.9	1,924.1	2,472.8	2,567.6	3,117.4
Guarantees for compensating chambers	115.7	149.0	156.5	154.2	186.4
Loans to AAA companies	427.4	434.2	307.0	676.8	569.9
Call	395.0	584.0	483.0	28.6	65.0
Repos	214.2	90.9	48.1	25.2	67.0
LEBAC / NOBAC	2,787.0	3,997.5	4,236.2	4,586.0	3,478.2
TOTAL	6,566.2	7,179.7	7,703.6	8,038.4	7,483.9

Liquid assets to total deposits	65.6%	65.4%	64.1%	59.7%	55.1%

SOLVENCY

In 4Q07, Banco Macro showed an excess capital of Ps.1.8 billion (higher than the required capital of Ps.1,162 million). On QoQ basis, the excess capital declined by Ps.93 million, or 5%, explained by a higher risk requirement in interest rates.

The capitalization ratio was 26.8%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth with the consequent higher leverage of its balance sheet.

4Q07 Results	Page 9 of 21

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07
Credit requirements	651	714	764	799	884
Market risk requirements	61	80	85	127	127
Interest rate requirements	16	7	6	7	102
other credit risk requirements	13	0	0	0	0
Incremental requirements	0	73	129	18	36
Integrated capital	2,656	2,810	2,710	2,852	2,970
Excess capital	1,915	1,936	1,726	1,901	1,808

ASSET QUALITY

Banco Macro continued improving its asset quality ratios in comparison with the financial system. In 4Q07, NPLs accounted for 1.53% of total financing, lower than the 1.98% posted in 4Q06. However, this ratio worsened slightly compared to the previous quarter due to an increase in the consumer past-due portfolio.

The coverage ratio continued at an attractive level of 164.3%.
ASSET QUALITY	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07
Commercial portfolio	4097.3	4537.5	4517.6	4981.7	5291.3
Irregular	65.8	50.5	47.2	47.3	46.2
Consumer portfolio	3,350.7	3,778.0	4,267.4	5,057.8	5,699.6
Irregular	81.6	86.1	88.9	87.5	121.8
Total portfolio	7,448.0	8,315.5	8,785.0	10,039.5	10,990.9
Irregular	147.4	136.6	136.2	134.8	168.0
Irregular / Total portfolio	1.98%	1.64%	1.55%	1.34%	1.53%
Total provisions	230.4	231.8	216.9	211.8	276.0
Coverage ratio w/provisions	156.34%	169.69%	159.25%	157.12%	164.29%

4Q07 Results	Page 10 of 21

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	Macro Consolidated
In MILLION $	IV 06	I 07	II 07	III 07	IV 07

CER adjustable ASSETS
Government securities	116.3	95.9	100.5	94.0	99.7

Guaranteed loans	769.6	792.4	760.7	749.0	728.7
Loans to the private sector	93.8	69.4	70.0	57.0	65.5
Other loans	19.3	19.6	17.0	16.1	16.0
Loans	882.7	881.4	847.7	822.1	810.2

Leasing	4.9	4.5	4.5	4.3	4.4
Other loans	13.0	12.6	12.5	12.9	13.1
Total CER adjustable assets	1,016.9	994.4	965.2	933.3	927.4

CER adjustable LIABILITIES
Deposits	132.6	139.8	125.6	92.9	74.6
Other liabilities for financial intermediation	423.7	434.3	441.4	379.9	205.5
Subordinated debt	3.0	2.7	2.8	2.4	2.5
Total CER adjustable liabilities	559.3	576.8	569.8	475.2	282.6

NET ASSET CER EXPOSURE	457.6	417.6	395.4	458.1	644.8

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Cash	1,029.3	766.1	1,226.1	1,262.4	1,001.5
Government Securities	247.9	344.4	333.2	187.4	288.4
Loans	776.3	1,028.8	1,143.2	1,497.9	1,599.7
Other receivables from financial intermediation	274.5	467.9	158.9	228.0	238.1
Investments in other companies	1.6	1.6	1.3	1.3	1.3
Other Loans	14.3	18.3	35.0	21.2	23.1
Other assets	0.0	0.0	0.0	19.0	20.4
TOTAL ASSETS	2,343.9	2,627.1	2,897.7	3,217.2	3,172.5
Deposits	1,591.9	1,770.8	1,928.6	2,089.5	2,119.2
Other liabilities from financial intermediation	425.9	1,104.8	863.7	901.4	984.0
Other liabilities	3.8	3.6	4.7	5.3	7.7
Subordinated corporate bonds	504.8	523.6	478.2	499.1	488.2
TOTAL LIABILITIES	2,526.4	3,402.8	3,275.2	3,495.3	3,599.1

NET FX POSITION	-182.5	-775.7	-377.5	-278.1	-426.6

4Q07 Results	Page 11 of 21

RELEVANT AND RECENT EVENTS

✓	In December 2007, Banco Macro paid interest on Subordinated Class 1 Notes of Ps.23 million and on Unsubordinated Class 3 Notes of Ps.16.5 million.

✓
In January 2008, Banco Macro implemented a Share Buy Back Program. The Board of Directors authorized repurchases of up to Ps.210 million or up to 30 million shares or their equivalent in ADSs (comprising up to 4.4% of the Bank’s equity) within a price range of Ps.6.50 and Ps.7.00 per Class B Share. The program will last up to 120 calendar days.

✓
As a result of this program, Banco Macro has repurchased 291,432 shares at an average price of Ps.6.87, totaling Ps.2 million. In addition, the Bank has also bought back 114,800 ADSs at an average price of US$22, totaling US$2.5 million.

✓	In January 2008, Banco Macro repurchased Unsubordinated Class 2 Notes for a face value of US$9.5 million.

✓	In February 2008, Banco Macro paid interests on Unsubordinated Class 2 Notes of Ps.20.1 million.

✓	The Board of Directors will propose in the next Shareholder’s Meeting a cash dividend of Ps.171 million (Ps.0.25 per share - Payout ratio of 34.5%).

4Q07 Results	Page 12 of 21

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held Thursday February 21, 2008 at 3:00 p.m. Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Financial and Investor Relations Manager). Dial in information:

(877) 852-6561 (Within the U.S.)

(719) 325-4748 (Outside the U.S.)

Conference ID: 4798375

DISCLAIMER

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Head of Investor Relations and Finance Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar
Visit the Bank’s website at http://www.macro.com.ar

4Q07 Results	Page 13 of 21

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

ASSETS	1,4505.0	16,783.0	17,963.1	19,731.7	19,781.2
Cash	2,626.9	1,924.1	2,472.8	2,567.6	3,117.4
Government Securities	3,223.0	4,485.7	4,811.0	4,946.2	3,950.7
LEBAC/NOBAC	2,787.0	3,997.5	4,236.2	4,586.0	3,478.2
Other	436.0	488.2	574.8	360.2	472.5
Loans	6,527.1	7,327.5	7,799.9	9,015.9	10,009.4
to the non-Financial Government Sector	774.3	796.8	765.0	752.8	732.5
to the Financial Sector	436.9	635.5	544.4	80.5	161.7
to the non-financial private sector	5,315.9	5,895.1	6,490.5	8,182.6	9,335.6
-Overdrafts	1,103.3	1,015.3	981.5	1,437.0	1,504.7
-Discounted documents	543.7	575.0	638.4	947.2	1,081.7
-Mortgages	426.1	447.7	477.2	575.3	619.8
-Pledges	300.9	294.1	291.7	324.3	348.0
-Consumer	1,431.1	1,761.8	2,167.3	2,763.2	3,207.5
-Credit cards	497.9	538.0	589.6	635.6	722.0
-Other	1,131.3	1,379.2	1,441.1	1,584.9	1,719.0
- Less: int. doc., cotiz dif.	90.1	93.1	98.2	108.5	132.9
- Provisions	-208.6	-209.1	-194.5	-193.4	-220.4
Other receivables from financial intermediation	914.6	1,808.2	1,549.5	1,740.5	1,226.3
Investments in other companies	10.4	10.4	10.8	10.4	10.4
Other receivables	193.4	187.9	233.2	265.5	254.3
Other assets	1,009.6	1,039.2	1,085.9	1,185.5	1,212.7
LIABILITIES	12,190.0	14,344.8	15,512.3	17,192.8	17,073.5
Deposits	10,071.0	10,983.6	12,022.6	13,472.5	13,591.1
From the non-financial government sector	1,295.6	1,247.1	1,650.2	2,043.9	1774.1
From the financial sector	5.1	6.0	9.4	9.3	13.3
From the non-financial private sector	8,770.3	9,730.5	10,363.0	11,419.3	11.803.7
-Checking accounts	1,876.2	2,085.0	2,415.8	2,370.0	2599.7
-Savings accounts	2,097.4	2,070.8	2,261.8	2,603.8	2780.4
-Time deposits	4,381.0	5,140.8	5,176.3	5,947.8	5,907.0
-Other	415.7	433.8	509.1	497.7	516.6
Other liabilities from financial intermediation	1,237.1	2,480.5	2,726.6	2,858.1	2,571.0
Subordinated corporate bonds	507.8	526.3	481.0	501.5	490.7
Other liabilities	374.1	354.4	282.1	360.7	420.7

STOCKHOLDERS´ EQUITY	2,315.0	2,438.2	2,450.8	2,538.9	2,707.7

LIABILITIES + STOCKHOLDERS´ EQUITY	14,505.0	16,783.0	17,963.1	19,731.7	19,781.2

4Q07 Results	Page 14 of 21

QUARTERLY BALANCE SHEET	BISEL
In MILLION $	IV06	I07	II07	III07	IV07

ASSETS	2,867.9	2,971.7	3,434.2	3,513.6	3,775.9
Cash	348.5	288.3	366.1	400.8	484.4
Government Securities	803.7	1,115.9	1,177.4	1,089.5	840.5
Loans	1,177.0	1,108.1	1,308.5	1,450.4	1,663.3
to the non-Financial Government Sector	179.1	183.5	187.4	182.7	176.8
to the Financial Sector	80.3	60.1	0.0	0.1	3.3
to the non-financial private sector	945.4	889.7	1150.2	1295.2	1,515.1
-Overdrafts	335.7	190.6	326.2	237.6	247.4
-Discounted documents	130.5	139.7	164.4	279.4	337.3
-Mortgages	66.2	64.3	68.6	89.8	103.7
-Pledges	59.8	67.6	72.9	77.7	109.7
-Consumer	103.1	149.6	202.1	284.9	344.3
-Credit cards	142.8	151.4	168.9	176.3	210.0
-Other	82.8	102.3	120.8	122.7	128.2
- Less: int. doc., cotiz dif.	24.5	24.1	26.2	26.8	34.4
- Provisions	-27.9	-25.2	-29.0	-27.6	-31.8
Other receivables from financial intermediation	382.6	302.3	401.6	368.1	572.8
Investments in other companies	1.3	1.3	1.3	1.3	1.3
Other receivables	21.6	19.8	40.8	41.9	45.6
Other assets	133.2	136.0	138.5	161.6	168.0
LIABILITIES	1,952.7	2,015.1	2,426.1	2,475.6	2,662.5
Deposits	1,408.8	1,556.5	1,844.9	1,951.0	1,929.9
From the non-financial government sector	12.7	17.0	23.6	19.7	14.7
From the financial sector	1.2	0.5	0.5	0.5	1.7
From the non-financial private sector	1,394.8	1,539.0	1,820.8	1,930.8	1,913.5
-Checking accounts	338.5	369.0	505.5	498.1	501.8
-Savings accounts	375.6	400.0	454.5	478.8	496.1
-Time deposits	600.6	699.5	786.4	877.9	836.9
-Other	80.1	70.5	74.5	76.0	78.7
Other liabilities from financial intermediation	507.4	422.8	546.9	472.6	676.5
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	36.5	35.8	34.3	52.0	56.2

STOCKHOLDERS´ EQUITY	915.2	956.6	1,008.1	1,038.0	1,113.4

LIABILITIES + STOCKHOLDERS´ EQUITY	2,867.9	2,971.7	3,434.2	3,513.6	3,775.9

4Q07 Results	Page 15 of 21

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV06	I07	II07	III07	IV07

Financial income	365.1	417.5	403.1	440.0	629.8
Interest on cash and due from banks	3.3	5.2	2.8	6.6	5.3
Interest on loans to the financial sector	6.3	10.0	12.1	5.2	4.8
Interest on overdrafts	43.1	40.0	41.2	47.5	63.9
Interest on documents	21.9	23.9	27.9	37.1	50.2
Interest on mortgages	15.2	14.3	14.8	17.6	21.4
Interest on pledges	12.5	12.2	12.0	12.5	14.7
Interest on credit cards	10.3	11.6	13.0	13.7	17.4
Interest on other loans	88.3	100.4	115.0	140.9	171.7
Income from government & private securities	97.7	126.5	86.6	84.4	191.3
Net options results	-0.6	0.0	1.0	0.5	0.1
Results of guaranteed loans	8.9	8.9	8.8	14.4	2.9
Interest on other receivables from fin. intermediation	4.3	4.2	4.8	5.7	3.8
CER adjustment	22.2	24.6	16.7	6.3	30.5
CVS adjustment	0.8	0.4	0.5	0.4	0.3
Difference in Foreign Exchange	9.1	2.7	15.5	13.8	16.8
Other	21.8	32.6	30.4	33.4	34.7
Financial expense	-126.3	-157.7	-169.5	-207.0	-271.1
Interest on checking accounts	-4.7	-5.3	-4.6	-5.3	-4.8
Interest on saving accounts	-2.0	-2.1	-2.3	-2.7	-4.3
Interest on time deposits	-77.9	-89.7	-97.7	-119.3	-150.7
Interest on loans from the financial sector	-0.3	-0.1	-1.0	-1.4	-2.1
Interest on other loans from the financial sector	-0.2	-0.1	0.0	0.0	-0.1
Interest on subordinated notes	0.0	-13.7	-12.5	-11.7	-12.0
Other Interest	-4.1	-3.0	-2.8	-2.6	-1.4
Net Income from government securities	0.0	0.0	0.0	0.0	0.0
Net Income from options	-0.4	-0.5	0.5	0.0	0.0
Interest on other receivables from fin. intermediation	-3.5	-9.8	-17.7	-21.6	-21.6
CER adjustments	-13.4	-15.4	-10.3	-7.6	-10.4
Deposits guarantee fund	-3.1	-4.3	-7.3	-2.5	-6.1
Other Interest	-16.7	-13.7	-13.8	-32.3	-57.6
Net financial income	238.8	259.6	233.8	233.0	358.7
Provision for loan losses	-17.4	-17.3	-14.6	-29.8	-33.0

Fee income	142.7	146.9	153.3	168.7	193.4
Fee expense	-28.2	-32.2	-32.2	-43.1	-42.8
Net fee income	114.5	114.7	121.1	125.6	150.6

Administrative expense	-210.1	-217.6	-229.0	-235.4	-275.0
Minority interest	-1.4	-0.9	-0.2	-0.4	-0.6
Net other income	53.1	-1.2	28.1	11.6	5.7
Earnings before income tax	177.5	137.3	139.2	104.6	206.4
Income tax	-30.4	-14.1	-23.9	-16.6	-37.7

Net income	147.1	123.2	115.3	88.0	168.7

4Q07 Results	Page 16 of 21

QUARTERLY INCOME STATEMENT	BISEL
In MILLION $	IV06	I07	II07	III07	IV07

Financial income	74.4	84.1	74.3	81.1	132.5
Interest on cash and due from banks	0.1	0.2	0.1	0.8	0.4
Interest on loans to the financial sector	1.4	1.2	0.6	0.0	0.0
Interest on overdrafts	15.6	10.4	10.1	9.9	11.9
Interest on documents	9.4	12.3	15.1	20.6	28.9
Interest on mortgages	2.0	2.0	2.1	2.4	3.3
Interest on pledges	2.3	2.4	2.9	2.8	4.6
Interest on credit cards	1.6	1.8	2.2	1.8	2.7
Interest on other loans	0.1	0.1	0.1	0.1	0.2
Income from government & private securities	30.8	41.9	28.0	31.3	65.0
Net options results	0.0	0.0	0.0	0.0	0.0
Results of guaranteed loans	2.0	2.3	2.3	8.0	-3.6
Interest on other receivables from fin. intermediation	0.6	0.5	0.6	0.7	0.8
CER adjustment	5.1	6.0	4.2	-3.0	10.6
CVS adjustment	0.0	0.0	0.0	0.0	0.0
Difference in Foreign Exchange	0.6	-0.3	2.3	1.6	2.9
Other	2.8	3.3	3.7	4.1	4.8
Financial expense	-20.6	-23.8	-23.5	-33.6	-41.7
Interest on checking accounts	-0.2	-0.2	-0.2	-0.1	-0.2
Interest on saving accounts	-0.5	-0.5	-0.5	-0.6	-0.7
Interest on time deposits	-10.3	-11.2	-13.0	-15.2	-17.9
Interest on loans from the financial sector	0.0	0.0	0.0	0.0	-0.1
Interest on other loans from the financial sector	0.0	0.0	-0.1	0.0	0.0
Interest on subordinated notes	0.0	0.0	0.0	0.0	0.0
Other Interest	-0.9	-1.0	-0.9	-0.9	-0.8
Net Income from government securities	0.0	0.0	0.0	0.0	0.0
Net Income from options	0.0	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.0	0.0	0.0	0.0	-0.1
CER adjustments	-5.5	-5.8	-4.0	-2.8	-4.0
Deposits guarantee fund	0.3	-0.6	-0.7	-0.8	-0.8
Other Interest	-3.5	-4.5	-4.1	-13.2	-17.0
Net financial income	53.8	60.3	50.7	47.5	90.8
Provision for loan losses	-6.1	-5.7	-5.1	-6.3	-4.8

Fee income	26.4	27.3	29.3	33.1	36.2
Fee expense	-3.0	-2.7	-2.6	-4.0	-6.7
Net fee income	23.4	24.6	26.7	29.1	29.5

Administrative expense	-42.1	-44.7	-46.0	-51.2	-53.4
Minority interest	0.0	0.0	0.0	0.0	0.0
Net other income	14.9	6.8	25.2	10.7	13.4
Earnings before income tax	43.4	41.4	51.5	29.8	75.5
Income tax	0.0	0.0	0.0	0.0	0.0

Net income	43.4	41.4	51.5	29.8	75.5

4Q07 Results	Page 17 of 21

QUARTERLY RATIOS	MACRO consolidated
	IV06	I07	II07	III07	IV07

Profitability & performance
Net interest margin	7.8%	7.5%	6.1%	5.8%	8.4%
Fee income ratio	32.4%	30.6%	34.1%	35.0%	29.6%
Efficiency ratio	59.5%	58.1%	64.5%	65.6%	54.0%
Fee income as a percentage of adm expenses	54.5%	52.7%	52.9%	53.4%	54.8%
Return on average assets	4.3%	3.1%	2.7%	2.0%	3.5%
Return on average equity	28.4%	21.2%	19.5%	14.5%	26.2%
Liquidity
Loans as a percentage of total deposits	66.9%	68.6%	66.5%	68.4%	75.3%
Liquid assets as a percentage of total deposits	65.6%	65.4%	64.1%	59.7%	55.1%
Capital
Total equity as a percentage of total assets	16.0%	14.5%	13.6%	12.9%	13.7%
Regulatory capital as a percentage of risk weighted assets	31.3%	30.8%	27.9%	28.1%	26.8%
Asset Quality
Provision for loan losses over total loans	3.1%	2.8%	2.4%	2.1%	2.2%
Non-performing loans as a percentage of total loans	2.0%	1.7%	1.6%	1.4%	1.6%
Allowances as a percentage of non-performing loans	154.3%	168.0%	156.7%	152.1%	138.8%
Amparos as a percentage of average equity	3.6%	3.0%	3.7%	4.5%	3.9%

4Q07 Results	Page 18 of 21

ANNUAL BALANCE SHEET	MACRO consolidated
In MILLION $	2005	2006	2007

ASSETS	9,487.8	14,504.0	19,781.2
Cash	1,189.1	2,626.9	3,117.4
Government Securities	2,991.8	3,223.0	3,950.7
LEBAC/NOBAC	0.0	0.0	3,478.2
Other	0.0	0.0	472.5
Loans	3,427.1	6,527.1	10,009.4
to the non-Financial Government Sector	645.3	774.3	732.5
to the Financial Sector	805.1	436.9	161.7
to the non-financial private sector	2,701.3	5,524.5	9,335.6
-Overdrafts	438.8	1,103.3	1,504.7
-Discounted documents	433.7	543.7	1,081.7
-Mortgages	298.1	426.1	619.8
-Pledges	230.3	300.9	348.0
-Consumer	476.9	1,431.1	3,207.5
-Credit cards	241.3	497.9	722.0
-Other	779.2	1,131.3	1,719.0
- Less: int. doc., cotiz dif.	56.4	90.1	132.9
- Provisions	-247.5	-208.6	-220.4
Other receivables from financial intermediation	1,080.1	914.6	1,226.3
Investments in other companies	13.7	10.4	10.4
Other receivables	172.1	193.4	254.3
Other assets	614.0	1,009.7	1,212.7
LIABILITIES	7,998.2	12,190.0	17,073.5
Deposits	6,565.3	10,071.0	13,591.1
From the non-financial government sector	822.7	1,295.6	1,774.1
From the financial sector	5.2	5.1	13.3
From the non-financial private sector	5,737.4	8,770.3	11,803.7
-Checking accounts	1,036.2	1,876.2	2,599.7
-Savings accounts	1,100.6	2,097.4	2,780.4
-Time deposits	3,222.0	4,381.0	5,907.0
-Other	378.6	415.7	516.6
Other liabilities from financial intermediation	1,143.2	1,237.1	2,571.0
Subordinated corporate bonds	12.0	507.8	490.7
Other liabilities	277.7	374.0	420.7

STOCKHOLDERS´ EQUITY	1,489.6	2,315.0	2,707.7

LIABILITIES + STOCKHOLDERS´ EQUITY	9,487.8	14,505.0	19,781.2

4Q07 Results	Page 19 of 21

ANNUAL INCOME STATEMENT	MACRO consolidated
In MILLION $	2005	2006	2007

Financial income	749.9	1,155.3	1,890.4
Interest on cash and due from banks	4.1	11.7	19.9
Interest on loans to the financial sector	5.3	16.7	32.1
Interest on overdrafts	54.0	120.0	192.6
Interest on documents	32.2	57.0	139.1
Interest on mortgages	29.7	48.5	68.1
Interest on pledges	26.2	43.0	51.4
Interest on credit cards	18.2	31.0	55.7
Interest on other loans	121.1	259.8	528.0
Income from government & private securities	19.9	15.1	488.8
Net options results	156.2	324.2	1.6
Results of guaranteed loans	28.6	29.9	35.0
Interest on other receivables from fin. intermediation	0.0	0.0	18.5
CER adjustment	185.4	85.0	78.1
CVS adjustment	185.4	1.9	1.6
Difference in Foreign Exchange	2.0	0.0	48.8
Other	67.1	111.5	131.1
Financial expense	-303.2	-394.9	-805.3
Interest on checking accounts	-2.6	-9.5	-20.0
Interest on saving accounts	-4.3	-6.7	-11.4
Interest on time deposits	-106.5	-233.7	-457.4
Interest on loans from the financial sector	-1.0	-0.8	-4.6
Interest on other loans from the financial sector	0.0	0.0	-0.2
Interest on subordinated notes	0.0	0.0	-49.9
Other Interest	-13.3	-14.4	-9.8
Net Income from government securities	0.0	0.0	0.0
Net Income from options	-1.0	-0.4	0.0
Interest on other receivables from fin. intermediation	-13.8	-14.7	-70.7
CER adjustments	-117.0	-55.7	-43.7
Deposits guarantee fond	0.0	0.0	-20.2
Other Interest	-43.6	-59.0	-117.4
Net financial income	446.7	760.3	1,085.1
Provision for loan losses	-70.3	-59.8	-94.7

Fee income	303.1	452.6	662.3
Fee expense	-59.5	-93.3	-150.3
Net fee income	243.6	359.3	512.0

Administrative expense	-443.0	-652.5	-957.0
Minority interest	0.0	-3.2	-2.1
Net other income	119.7	97.2	44.2
Earnings before income tax	296.7	501.3	587.5
Income tax	-34.0	-77.0	-92.3

Net income	262.7	424.3	495.2

4Q07 Results	Page 20 of 21

ANNUAL RATIOS	MACRO consolidated
	2005	2006	2007

Profitability & performance
Net interest margin	5.2%	7.1%	6.8%
Fee income ratio	35.3%	32.1%	32.1%
Efficiency ratio	64.2%	58.3%	59.9%
Fee income as a percentage of adm expenses	55.0%	55.1%	53.5%
Return on average assets	2.8%	3.6%	2.8%
Return on average equity	19.7%	22.2%	20.2%
Liquidity
Loans as a percentage of total deposits	56.0%	66.9%	75.3%
Liquid assets as a percentage of total deposits	61.3%	65.6%	55.1%
Capital
Total equity as a percentage of total assets	15.7%	16.0%	13.7%
Regulatory capital as a percentage of risk weighted assets	31.0%	31.3%	26.8%
Asset Quality
Provision for loan losses over total loans	6.7%	3.1%	2.2%
Non-performing loans as a percentage of total loans	5.3%	2.0%	1.6%
Allowances as a percentage of non-performing loans	126.2%	154.3%	138.8%
Amparos as a percentage of average equity	3.2%	3.9%	4.1%

4Q07 Results	Page 21 of 21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2008

MACRO BANK INC.

By:	/s/ Roberto Eilbaum
Name: Roberto Eilbaum Title: Attorney-in-fact

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